UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Activision Blizzard, Inc.
(Name of Issuer)
Common Stock, $0.000001 par value
(Title of Class of Securities)
00507V109
(CUSIP Number)
George E. Bushnell III, Esq.
Senior Vice President and Deputy General Counsel
Vivendi S.A
800 Third Avenue, 5th Floor
New York, New York 10022
Telecopy: (212) 572-7496
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00507V109

1	NAMES OF REPORTING PERSONS Vivendi S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	France

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		683,643,890

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		683,643,890

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	683,643,890

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.7%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
1 Based upon 1,144,219,705 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No.	00507V109

1	NAMES OF REPORTING PERSONS Vivendi Holding I Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		683,643,890

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		683,643,890

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	683,643,890

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
2 Based upon 1,144,219,705 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No.	00507V109

1	NAMES OF REPORTING PERSONS Vivendi Games Acquisition Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		683,643,890

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		683,643,890

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	683,643,890

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.7%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
3 Based upon 1,144,219,705 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No.	00507V109

1	NAMES OF REPORTING PERSONS VGAC LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		683,643,890

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		683,643,890

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	683,643,890

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.7%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
4 Based upon 1,144,219,705 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on July 18, 2008 (the “Original Filing”) by the Filing Persons relating to the common stock, par value $0.000001 per share (“Common Stock”) of Activision Blizzard, Inc., a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Original Filing.
Item 2 of the Original Filing is hereby amended as follows:
The third paragraph of Item 2 of the Original Filing is hereby amended and restated in its entirety to read as follows:
The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director of Vivendi, VHI, VG Acquisition and VGAC are set forth in Schedules I-A, I-B, I-C and I-D, respectively, and are incorporated into this Item 2 by reference. The name, present principal occupation or employment and citizenship of each executive officer of Vivendi, VHI, VG Acquisition and VGAC are set forth in Schedules II-A, II-B, II-C and II-D, respectively, and are incorporated into this Item 2 by reference.
Item 5 of the Original Filing is hereby amended and restated as follows:
(a) As of the date of this Amendment, the Filing Persons beneficially owned in the aggregate 683,643,890 Shares, constituting 59.7% of the outstanding Shares. The percentage of Shares owned is based upon 1,144,219,705 Shares outstanding as of November 1, 2011.
(b) The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Persons is set forth on the cover page in items 7 through 10. The information in such items is incorporated herein by reference.
(c) In the 60 days preceding the filing of this Amendment, the Filing Persons engaged in the following transactions in the Issuer’s Common Stock (each such sale was effected directly by VGAC LLC as the direct owner of the Shares):

Date	Transaction	Number of Shares Disposed	Price
11/15/2011	Rule 144 Sale to Market Maker	35,000,000	$12.05
(d) Not applicable
(e) Not applicable
Item 6 of the Original Filing is hereby amended by adding the following language at the end thereof:
In connection with a sale of Shares on November 15, 2011, Vivendi entered into a lock-up agreement with the purchaser of such Shares, pursuant to which Vivendi agreed not to sell, pledge or otherwise dispose of any additional Shares for a period of 90 days following such sale.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 17, 2011

VIVENDI S.A.
By:	/s/ George E. Bushnell III
	Name:	George E. Bushnell III
	Title:	Senior Vice President and Deputy General Counsel

VIVENDI HOLDING I CORP.
By:	/s/ George E. Bushnell III
	Name:	George E. Bushnell III
	Title:	President

VIVENDI GAMES ACQUISITION COMPANY
By:	/s/ George E. Bushnell III
	Name:	George E. Bushnell III
	Title:	President

VGAC LLC
By:	/s/ George E. Bushnell III
	Name:	George E. Bushnell III
	Title:	President and Secretary

SCHEDULE I-A
The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of Vivendi are set forth below.
Unless otherwise specified, each person listed below is a citizen of France.

	Present principal occupation or	Principal Business Address and
Name	employment	Citizenship (if other than France)
Management Board

Jean-Bernard Lévy *	Chief Executive Officer and Chairman of the Management Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Abdeslam Ahizoune	Chairman of the Management Board, Maroc Telecom	Avenue Annakhil, Hay Riad, Rabat, Morocco; citizen of Morocco

Philippe Capron	Chief Financial Officer, Vivendi	42, avenue de Friedland, 75008 Paris, France

Frank Esser	Chief Executive Officer and Chairman, SFR	Tour Sequoia, 1 place Carpeaux, 92915 Paris La Defense cedex, France; citizen of Germany

Amos Genish	Chief Executive Officer and Vice-Chairman, GVT	Lourenço Pinto Street, Curitiba — PR, Brazil; citizen of Israel

Lucian Grainge	Chief Executive Officer and Chairman, Universal Music Group	2220 Colorado Avenue, Santa Monica 90404, USA; citizen of the UK

Bertrand Meheut	Chairman of the Management Board, Canal+ Group	1 place du Spectacle, 92263 Issy Les Moulineaux cedex 9, France

Supervisory Board:

Jean-René Fourtou	Chairman of the Supervisory Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Henri Lachmann	Chairman of the Supervisory Board, Schneider Electric SA	35, rue Joseph Monier, 92500 Rueil-Malmaison, France

Claude Bébéar	Honorary Chairman of the Supervisory Board, Axa Group	25, avenue Matignon 75008 Paris, France

Daniel Camus	Director, Valeo S.A.	151, boulevard Haussmann, 75008 Paris, France

Jean-Yves Charlier	Chief Executive Officer, Promethean (UK)	Promethean House, Lower Philips Road, Blackburn, Lancashire BB1 5TH, UK; citizen of Belgium

Maureen Chiquet	Chief Executive Officer and Chairman, Chanel	9 West 57th Street, New York, 10019, USA; citizen of the United States

Philippe Donnet	Director, Gecina	164 Mount Pleasant Road, 298355 Singapore

Dominique Hériard Dubreuil	Chairwoman of the Board of Directors, Rémy Cointreau	21, boulevard Haussmann, 75008 Paris, France

	Present principal occupation or	Principal Business Address and
Name	employment	Citizenship (if other than France)
Aliza Jabès	Chairwoman, Laboratoire Nuxe	Groupe Nuxe, 19, rue Péclet, 75015 Paris, France

Christophe de Margerie	Chief Executive Officer and Chairman, Total	2, place Jean Millier, 92078 Paris La Défense 6, France

Pierre Rodocanachi	Chief Operating Officer, Management Patrimonial Conseil	40, rue La Perouse, 75116 Paris, France

Jacqueline Tammenons Bakker	Business professional	Duinweg 85, 2585 The Hague, The Netherlands; citizen of The Netherlands

*	Mr. Levy, who is a director of the Issuer, beneficially owns 7,000 shares of the Issuer’s common stock.

SCHEDULE I-B
The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of VHI are set forth below.
All directors listed below are citizens of the United States, with the exception of Frederic Crepin, who is a citizen of France.

Present principal occupation or
Name	employment	Principal Business Address
George E. Bushnell III	Senior Vice President, Deputy General Counsel, VHI	800 Third Avenue, New York NY 10022

Frederic Crepin *	Senior Vice President, Head of Legal Department, Vivendi	42 avenue Friedland, 75008 Paris, France

Debra Ford	Director, Corporate Transactions, VHI	800 Third Avenue, New York NY 10022

*	Mr. Crepin, who is a director of the Issuer, beneficially owns 7,000 shares of the Issuer’s common stock.

SCHEDULE I-C
The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of VG Acquisition are set forth below.
Each of the directors listed below are citizens of the United States.

Present principal occupation or
Name	employment	Principal Business Address
George E. Bushnell III	Senior Vice President, Deputy General Counsel, VHI	800 Third Avenue, New York NY 10022

Debra Ford	Director, Corporate Transactions, VHI	800 Third Avenue, New York NY 10022

SCHEDULE I-D
The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of VGAC are set forth below.
Each of the directors listed below are citizens of the United States.

Present principal occupation or
Name	employment	Principal Business Address
George E. Bushnell III	Senior Vice President, Deputy General Counsel, VHI	800 Third Avenue, New York NY 10022

Debra Ford	Director, Corporate Transactions, VHI	800 Third Avenue, New York NY 10022

SCHEDULE II-A
The name and present principal occupation or employment of each member of the management team of Vivendi are set forth below.
Each of the persons identified below is a citizen of France, with the exception of Simon Gillham, who is a citizen of Britain.
The business address for each person identified below is 42, avenue de Friedland, 75008 Paris, France.

Name	Present principal occupation or employment
Jean-Bernard Lévy *	Chief Executive Officer and Chairman of the Management Board, Vivendi; Chairman, Activision Blizzard; Chairman, GVT

Philippe Capron *	Chief Financial Officer and Member of the Management Board, Vivendi

Régis Turrini *	Senior Executive Vice President, Strategy and Development, Vivendi

Stéphane Roussel *	Senior Executive Vice President, Human Resources, Vivendi

Simon Gillham	Senior Executive Vice President, Communications and Sustainable Development, Vivendi

Jean-François Dubos	Senior Executive Vice-President and General Counsel; Secretary of the Management and Supervisory Boards, Vivendi

Sandrine Dufour	Executive Vice President, Innovation and Deputy Chief Financial Officer, Vivendi

*	Messrs. Lévy, Turrini, Capron and Roussel are each directors of the Issuer and each beneficially owns 7,000 shares of the Issuer’s common stock.

SCHEDULE II-B
The name and title (at VHI) and present principal occupation or employment of each member of the management team of VHI are set forth below.
All executive officers listed below are citizens of the United States, with the exception of Sebastien Duforest, who is a citizen of Canada.
The business address of each of the executive officers listed below is 800 Third Avenue, 5th Floor, New York, New York 10022.

Name and Title	Present Principal Occupation or Employment
George E. Bushnell III, President and Secretary	Senior Vice President, Deputy General Counsel, VHI

Greg Csernica, Vice President	Director, Administrative Services, VHI

Sebastien Duforest, Vice President	Vice President Audit, North America-Latin America, VHI

Debra Ford, Vice President, Assistant Secretary and Treasurer	Director, Corporate Transactions, VHI

Robert Greenberg, Vice President	Senior Vice President, Global Compensation and Benefits of Vivendi, VHI

Stuart Chessman, Assistant Secretary	Director, International Taxes, VHI

James Fisher, Assistant Secretary	Assistant Director, Research & Planning, VHI

Robert Moseley, Assistant Secretary	Director, Domestic Tax Accounting and Compliance, VHI

John O’Keefe, Assistant Secretary	Assistant Director, Research & Planning, VHI

Brian Zuro, Assistant Secretary	Corporate Counsel, VHI

SCHEDULE II-C
The name and title (at VG Acquisition) and present principal occupation or employment of each member of the management team of VG Acquisition are set forth below.
All executive officers listed below are citizens of the United States.
The business address of each of the executive officers listed below is 800 Third Avenue, 5th Floor, New York, New York 10022.

Name and Title	Present Principal Occupation or Employment
George E. Bushnell III, President, Secretary and Controller	Senior Vice President, Deputy General Counsel, VHI

Debra Ford, Vice President, Assistant Secretary and Treasurer	Director, Corporate Transactions, VHI

Stuart Chessman, Assistant Secretary	Director, International Taxes, VHI

James Fisher, Assistant Secretary	Assistant Director, Research & Planning, VHI

Robert Moseley, Assistant Secretary	Director, Domestic Tax Accounting and Compliance, VHI

John O’Keefe, Assistant Secretary	Assistant Director, Research & Planning, VHI

Brian Zuro, Assistant Secretary	Corporate Counsel, VHI

SCHEDULE II-D
The name and title (at VGAC) and present principal occupation or employment of each member of the management team of VGAC are set forth below.
All executive officers listed below are citizens of the United States.
The business address of each of the executive officers listed below is 800 Third Avenue, 5th Floor, New York, New York 10022.

Name and Title	Present Principal Occupation or Employment
George E. Bushnell III, President, Secretary and Controller	Senior Vice President, Deputy General Counsel, VHI

Debra Ford, Vice President, Assistant Secretary and Treasurer	Director, Corporate Transactions, VHI

Stuart Chessman, Assistant Secretary	Director, International Taxes, VHI

James Fisher, Assistant Secretary	Assistant Director, Research & Planning, VHI

Robert Moseley, Assistant Secretary	Director, Domestic Tax Accounting and Compliance, VHI

John O’Keefe, Assistant Secretary	Assistant Director, Research & Planning, VHI

Brian Zuro, Assistant Secretary	Corporate Counsel, VHI